EXHIBIT 11

EARNINGS PER SHARE

Basic earnings per share is computed by dividing net loss available to common stockholders by the weighted average number of shares of common stock outstanding for the period and, if there are dilutive securities, diluted earnings per share is computed by including common stock equivalents outstanding for the period in the denominator.

Common stock equivalents include shares issuable upon the exercise of stock options or warrants, net of shares assumed to have been purchased with the proceeds, using the treasury stock method.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
Basic shares used in the calculation of earnings per share	38,035,094	36,879,445	37,755,330	36,871,460

Effect of dilutive securities:
Stock options	—	—	—	—
Stock warrants	—	—	—	—

Diluted shares used in the calculation of earnings per share	38,035,094	36,879,445	37,755,330	36,871,460

Net income (loss) per share - basic and diluted	$(0.02)	$(0.07)	$(0.04)	$(0.11)

The following table summarizes the number of shares of common stock for securities that were not included in the calculation of diluted net loss per share because such shares are antidilutive:

	Three and Six Months Ended
	June 30,
	2007	2006

Stock options	5,057,362	5,446,584
Stock warrants	1,003,311	1,003,311
Convertible Revolving Promissory Note	1,441,848	1,427,257
Convertible loans payable	2,098,039	333,333
Convertible Series A Preferred Stock	460,000	515,000
Convertible Series B Preferred Stock	527,500	572,500
	10,588,060	9,297,985